Exhibit 11

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion of our report dated April 29, 2021, with respect to the consolidated balance sheets of T Stamp Inc. and Subsidiaries (the “Company”) as of December 31, 2020 and 2019 and the related consolidated statements of operations, comprehensive loss, stockholders’ equity (deficit), and cash flows for the years and then ended which appears in the accompanying Preliminary Offering Circular of T Stamp Inc. (D/B/A Trust Stamp). Our report contains an explanatory paragraph regarding the Company’s ability to continue as going concern.

We also consent to the reference to our firm under the caption “Experts” in the accompanying Preliminary Offering Circular.

/s/ Cherry Bekaert LLP

Atlanta , Georgia

November 19, 2021